Certificate of
Amalgamation No. 355819

FORM 21
(Section 371)
PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

SPECIAL RESOLUTION

The following Special Resolution was passed by the undermentioned Company on the date stated:

NAME OF COMPANY: BEMA GOLD CORPORATION

Date Resolution Passed: June 9, 1989

Resolution:

"RESOLVED by Special Resolution that the articles of the Company be altered by deleting Part 7.02 and 7.05(d) and substituting Part 7.02 as set forth in Schedule "A"."

(Signature)

Secretary/Corporate Counsel
(Relationship to Company)

(KAC:5429-SR)

SCHEDULE "A"
(to a Special Resolution Passed June 9, 1989)

PART 7

ELECTION AND RETIREMENT OF DIRECTORS

7.02 At the annual general meeting to be held in the year 1990, and at every suceeding annual general meeting, one-third of the directors, or, if their number is not a multiple of three, then the number nearest to, but not exceeding one-third, shall retire from office and be eligible for re-election. The one-third, or other nearest number, to retire as aforesaid at the annual general meeting to be held in the year 1990 shall, unless the directors agree among themselves, be determined by lot; but in every subsequent year one-third, or other nearest number, who have been longest in office shall retire. As between two or more who have been in office an equal length of time the director or directors to retire shall in default of agreement between them be determined by lot. The length of time a director has been in office shall be computed from his last election or appointment where he has previously vacated office. A retiring director shall be eligible for re-election and shall act as a director throughout the meeting at which he retires.